

September 26, 2011

Via E-mail

Mr. Samuel Zia
President and Chief Executive Officer
Leviathan Minerals Group Incorporated
J1. Muara Karang Raya No. 48
Jakarta Utara, Indonesia 14450

> **Re:** **Leviathan Minerals Group Incorporated**
> **Form 8-K**
> **Filed August 26, 2011**
> **File No. 0-53926**

Dear Mr. Zia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed August 26, 2011

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Please send us the supporting documentation for all statistical claims that you make in your filings. For instance, we note the following claims, among others:

- "Bangka Island is located in the world's largest tin belt and world's principal tin-producing center." (page 5)
- " Two of the top ten tin producers operate in Bangka Island – PT Timah and PT Koba Tin." In addition, clarify whether you mean "top ten tin producers" in the world, or some other defined area. (page 5)
- "About 80% of the world's tin deposits are in the form of unconsolidated alluvial deposits located across the Indonesian tin belt, an area that extends approximately 3,000 kilometers from Thailand, to the Malaysian Peninsula, and down through Indonesia." (page 6)
- "According to a CRU Monitor report, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons." (pages 6, 19)
- "Indonesia is also the world's top tin exporter with over 90% of its tin products exported to the international market." (page 6, 19)
- "According to the International Tin Research Institute (ITRI), global consumption is expected to grow 7.9% year over year lifted by demand from the electronics sector." (page 7)
- "The electronics manufacturing sector is important to the tin industry as the sector consumes around 52% of the world's tin production in the form of tin solder." (page 7)
- "INBS Research expects electronic purchases to increase 5% CAGR over the next three years to US$367 billion in 2013." (page 7)
- Please send us the source material for the charts reproduced at page 8.

The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your filing. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Description of Business, page 4

3.   We note your disclosure at page 21 that Dynamic Event Limited is the parent company of Top Yield Holdings Limited. Please include Dynamic Event as well as its holders, Messrs. Supardi and Tjandra, in the corporate organizational chart on page 4.

Our Products and Business Strategy, page 5

4.   Please refer to the following sentence at the top of page 6: "Under MSG, it has 35 individual concessions (all of which are Exploration IUP) surrounding Bangka Island." Please clarify, if true, that PT Mitra Sukses Globaldino (which you abbreviate on page 2 as "PT MSG") holds the concessions. In the sentence as written, it is unclear which entity you are referring to.

5.   Please refer to the following sentence on page 6: "Our smelting facilities have the capacity to produce 6,000 tonnes of tin ingots with 99.85% purity." We note similar sentences on page 10. Please clarify, if true, that this is annual capacity. In addition, please clarify the actual annual production from your facilities.

Industry and Market Overview, page 6

6.   Please provide historical information regarding Indonesian tin mine production over a more extended period of time, or tell us why the period of time encompassing only 2009 is sufficiently representative. In this regard, explain why the chart indicates "2010E," which we assume to mean estimated, when 2010 has concluded. Explain the basis for the projections that tin mine production would increase from 2011 to 2015.

Competition, page 7

7.   Where you refer at page 8 to "the problems affecting PT Timah," please briefly describe the nature of those problems.

Manufacturing and Sources of Raw Materials, page 9

8.   Please enlarge the "Cutter Suction Dredge" image on page 9, as currently it is too small to read.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Company Overview, page 11

9.   Please provide more detailed analysis for the reasons underlying material quantitative changes in operating and liquidity measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For example, where you indicate at page 13 that the company earned revenue from tin ingots after having no such revenue in the prior period, explain that fundamental business change. The example is not exclusive; please review your entire MD&A in light of this comment. For guidance, see Part III.D of SEC Release No. 34-26831 (May 18, 1989).

10.   Similarly, please provide information responsive to Items 303(a)(1) and (2) of Regulation S-K regarding known trends affecting liquidity, material commitments for capital expenditures and known material trends in capital resources.

11.   We understand there have been recent changes in the composition of your business and that your accounting for various investments has changed from an equity method to full consolidation. Add disclosure to emphasize these recent events and to explain how they have impacted your financial presentation and the comparability of your operations over the periods presented.

Overview of Results of Operations, page 13

12.   Your discussion of operations will require further details and analysis to comply with Instructions 1 through 5 to Item 303(a) of Regulation S-K. We anticipate some discussion of the reasons underlying the changes reflected in your financial results, also identifying material uncertainties and addressing the indicative value of your reported financial information. Please revise accordingly.

Directors and Executive Officers, page 21

13.   Please revise Mr. Supardi's biographical sketch to provide greater detail. For example, we note your disclosure at page 21 that Mr. Supardi "has been involved in a joint venture with Jinshunda Group in chromite mining in Sulawesi and in gold mining in West Kalimantan, Indonesia since June 2008." Clarify in what capacity he has been involved. The same goes for his "partnership with Lei Shing Hong (Singapore)."

14.   We note your disclosure at page 22 that Mr. Levi "has been appointed to serve as a director of the Company effective as of the Effective Date." Please disclose here the effective date.

15.   We note your disclosure at page 23 that "Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person." Please clarify your reference, "Except as noted above[.]"

Transactions with Related Person, page 23

16.   Please explain why the material terms of the August 22, 2011 Exchange Agreement, including the naming of the interested parties, are not discussed here. Similarly, please explain why the $5,020,000 of Notes is not discussed here.

Exhibits

17.   We note that the agreements that you have filed as exhibits are unsigned. Please re-file
        such agreements with conformed signatures, to indicate that the agreements as filed
        represent the executed versions. In addition, when you re-file the Securities Purchase
        Agreement filed as Exhibit 10.3, please include a complete version of Schedule A, the
        schedule of investors. Currently, the schedule of investors, along with their respective
        investment amounts, is blank.

Exhibit 99.1 – Top Yield Holdings Limited Financial Statements for the Years Ended
December 31, 2010 and 2009

General

18.   You need to obtain an audit of your 2009 financial statements to comply with Rule 8-02 of
        Regulation S-X. Once this is complete, you will need to amend your filing to include an
        audit opinion covering both years presented.

19.   Please revise your financial statements to resolve the discrepancy between the retained
        earnings and equity balances reported as of December 31, 2010 on pages 3 and 5. You
        should include error correction disclosures as necessary to comply with FASB ASC 250-
        10-40-7 and related guidance.

20.   Tell us about your page 3 "Due from inter-companies" line item. Please include details of
        the individual amounts which comprise the total, the manner by which these became your
        receivables, identities of the counterparties, and an explanation of how you are related to
        each of them. If you are referring to entities within the consolidated group as the line
        caption suggests, we expect that you will need to revise your financial statements to
        eliminate intercompany balances and any related activity. Otherwise, you should revise the
        caption to more clearly reflect the nature of the amounts presented on this line item.

21.   Please revise your presentation on page 6 to remove the measure *operating cash flows
        before movements in working capital* since this is non-GAAP. Additionally, revise your
        cash flow statement to start your operating cash flow reconciliation with net income to
        comply with FASB ASC 230-10-45-28.

Note 1 – Organization and Principal Activities, page 7

22.   We note you disclose that Top Yield was incorporated on January 28, 2010 and is a holding
        company for its subsidiaries HAS and EC. We also note you disclose that you acquired
        100% of the EC shares on February 10, 2010. Please expand your disclosure to include the
        date you acquired HAS shares, a description of the assets purchased and liabilities
        assumed, the amount and form of consideration exchanged, and information that reveals

the nature and extent of HAS operations if any. It should be clear how you have accounted for the HAS acquisition.

23.   Expand your disclosure to include details about each of the transactions and agreements which have led to the organization depicted on page 4 of your Form 8-K. We expect these details would include informational content consistent with that requested in the preceding comment. Also revise all sections of your filing including the financial statements as necessary to utilize acronyms consistently when referring to the various entities. Please ensure that you disclose all of the information necessary to comply with FASB ASC 805-10-50, as applicable.

24.   Tell us how the organization depicted on page 4 of your Form 8-K was conceived and orchestrated. Identify all individuals participating in the reorganization of these entities and in negotiating the underlying agreements; explain their motivations. And for each stage of the reorganization explain whether you believe there was a change in control of any entity, and show how you have applied the criteria in FASB ASC 810-10-25 in formulating your view.

25.   Disclose the terms of the two assignment of dividend agreements and the purchase options mentioned on page 4 of your Form 8-K, explain the reasons for these agreements and the accounting implications.

Note 2 – Summary of Significant Accounting Policies, page 8

(b) Basis of Presentation, page 8

26.   We note your disclosure explaining that for comparative purpose, you presented the financial statements for the year ended December 31, 2009 on a pro forma basis, as if Top Yield has acquired 99% of HAS shares and 100% of EC shares. These financial statements do not satisfy your reporting obligation. You must present audited historical financial statements for the year ended December 31, 2009 to comply with Rule 8-02 of Regulation S-X.

27.   Given your representation that you prepared your financial statements in accordance with GAAP, also considering the matter discussed in the preceding comment and that other errors have been identified in this letter, you should immediately file a Form 8-K to report the information required under Item 4.02, concerning non-reliance on previously issued financial statements.

(j) Ore Reserve, page 10

28.   We expect that you will need to eliminate estimates of mineralization that do not constitute proven or probable reserves as defined by Industry Guide 7. Given that you have made

these disclosures in the notes to your financial statements please clarify whether your auditor included this information in the scope of the audit.

(m) Revenue Recognition, page 11

29.   Please expand your disclosure to describe the nature of your operations with details sufficient to understand your principal sources of revenue, identifying your principal products and services, and the point at which you recognize revenue in the physical conveyance of products or rendering of services.

Note 8 – Segment Information page 17

30.   It appears that you have included the Note 8 header in two different sections, on pages 17 and 19, and have not utilized Note 5 in any section header. Please revise your Note numbers to order each section distinctly and sequentially.

31.   We note that you are reporting service income on a net basis in revenue, representing the amount charged to customers "…for engaging third party dredging and exploration services over the cost incurred." Please expand your disclosure under Note 2 (m) to describe this aspect of your operations including your accounting policy with details sufficient to understand your rationale in reporting service income net of your service cost. Submit the analysis that you performed in considering the guidance in FASB ASC 605-45-45.

32.   Please disclose along with your table showing the breakdown of cost of sales how the *absorption of price variance over standard dredging and exploration cost* relates to the actual dredging and exploration costs incurred in terms of your accounting and presentation. It should be clear how the standard dredging and exploration costs are reported and why you believe the variance is properly segregated and included in cost of sales.

33.   Please expand your disclosure to include all of the information prescribed by FASB ASC 280-10-50-20 through 50-42, concerning your segments, products and services, geographical areas and major customers.

Note 7 – Other Operating Income, page 19

34.   Please revise your disclosures under this heading, also in Note 8 and your policy discussion on page 12 to more clearly describe the circumstances under which you engage in hedging activities and purchase or sell forward contracts. Further details are necessary to comply with FASB ASC 815-10-50. Please explain the reasons for purchasing tin ore rather than sourcing this commodity from your mining operations. The extent to which you rely on this mechanism for satisfying terms of your sales agreements should be clear. We would also like to understand your manner of accounting for the forward contract resulting in the $3.6 million gain reported for the year ended December 31, 2010, and whether this

coincided with settlement and receipt of proceeds, or represents only a fair value adjustment. Tell us why no portion of the gain on forward contract appears in your reconciliation of cash flows from operating activities on page 6.

Note 9 – Non-Operating Income, page 19

35.   You state that you were able to acquire Europe – China Commercial Union Holding Limited (EC) for $1, even though its fair value was $3.2 million, because you have "great bargain power." And we see that you recorded the difference as a component of other comprehensive income (OCI) on pages 4 and 5.

Please expand your disclosure to describe the assets acquired and liabilities assumed, also describe your relationship with EC and its owners prior to your acquisition, identify the extent of common ownership, and explain how you exercised your bargain power so that it is clear why the owners of EC agreed to accept a nominal value in exchange for their interests.

Tell us why you recorded the $3.2 million gain in other comprehensive income rather than your statement of operations as may occur in a bargain purchase under FASB ASC 805-30-25. We expect that the incremental disclosure we have requested for Note 1 above would encompass this transaction.

Note 10 – Non-Operating Expense, page 20

36.   We understand that you recognized impairment of your investment in AP and ALK in 2010 as non-operating expense, which appears in other comprehensive income on page 4. Please explain why the impairment loss would not appear in your income statement, pursuant to FASB ASC 323-10-35-4.

Exhibit 99.2 – Top Yield Holdings Limited Financial Statements for the Six Months Ended June 30, 2011

General

37.   Please make revisions to your interim financial statements in Exhibit 99.2 as necessary to address all related comments issued on Exhibit 99.1 above.

38.   You will need to revise your interim financial statements to include the balance sheet as of the end of your most recently completed fiscal year, December 31, 2010, to comply with Rule 8-03 of Regulation S-X.

Statements of Consolidated Income and Comprehensive Income, page 4

39.   We note you reported $33.3 million net sales revenue for the six months ended June 30, 2011 compared to $1.5 million net sales revenue for the six months ended June 30, 2010. We note you disclosed on page 13 of Form 8-K that $23.2 million of the net revenue for the six months ended June 30, 2011 was attributable to tin ingot sales which were new in 2011. Please expand your disclosure to discuss in more detail the factors that contributed to your high tin ingot sales revenue for the six months ended June 30, 2011.

Note 11 – Non-Operating Income, page 19

40.   You state that you acquired the AP and ALK shares at par value and explain that the "due price exceed net asset" is recorded as other comprehensive expense. Please expand your disclosure to provide informational content pertaining to these transactions consistent with that requested for Note 9 to your annual financial statements above. It should be clear why you viewed these acquisitions as reorganizations and did not account for them at fair value.

Note 12 – Capital Transactions, page 19

41.   Please explain your rationale for recording your initial 50% investments in AP and ALK at values which did not represent fair value; and for applying the equity method until purchasing additional interests in April 2011. Please identify the owners of these entities prior to your acquisitions and the level of their ownership interests immediately before and after each transaction in both of these entities and also in you and each of your subsidiaries and affiliates. Tell us how the AP and ALK operations were managed during all periods – identify the officers and directors and describe the level of their involvement in your formation and in the operations of you and your subsidiaries and affiliates.

42.   We understand that upon acquiring the additional 30% and 49% equity interests in AP and ALK in April 2011, you remeasured your previous 50% interests in each entity at fair value, and recorded a $290,000 unrealized appreciation gain in other comprehensive income. Tell us why you did not record the gain in your income statement, pursuant to ASC 805-10-25-10.

Exhibit 99.3 – Leviathan Minerals Group, Inc. – Notes to Unaudited Condensed Pro Forma Financial Statements

43.   Expand your disclosure to discuss your accounting for the August 22, 2011 Exchange Agreement with Top Yield Holdings Limited, and the nature of the financial statements that will be presented upon completion of the transaction.

44.   We expect that revisions to the Top Yield financial statements included in your pro forma presentation will be necessary in the course of resolving the comments pertaining to Exhibits 99.1 and 99.2 above.

Engineering Comments

Our Products and Business Strategy page 5

45.   We note you disclose mineral resources throughout your filing. The provisions in
        Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally limit the disclosure of
        mineralization to proven and probable reserves in filings with the SEC. Therefore, it
        appears that you should remove all of the mineral resource disclosures and associated
        values from your filing as these do not constitute proven or probable reserves.

46.   As the guidance in paragraph (a)(1) of Industry Guide 7 equates the terms ore and reserves,
        any utilization of the terms ore, ore grade and ore body are regarded as commensurate with
        references to proven or probable reserves. Please remove such terms from all disclosures
        which pertain to properties on which you have not established proven or probable reserves,
        as defined in Industry Guide 7.

47.   Please forward to our engineer, as supplemental information and not as part of your filing,
        the Minarco technical report referenced on page 10, pursuant to paragraph (c) of Industry
        Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please
        also provide the name and phone number for a technical person whom our engineer may
        call if he has technical questions about your reserves. You may ask to have this
        information returned by making a written request at the time it is furnished, as provided in
        Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please
        contact John Coleman, Mining Engineer at (202) 551-3610.

Property page 16

48.   Please disclose information regarding your land and mineral rights for each of your
        material properties. If you have identified properties in your filing that are not material,
        include a statement to that effect in your disclosure and clarify your intentions. For each
        material property, include the following information:

        •   A description of all interests in your properties, including the terms of all underlying
            agreements and royalties.

        •   An outline of the process by which mineral rights are acquired at the location, also
            details concerning the basis of entitlement and duration of your mineral rights, surface
            rights, mining claims or concessions.

        •   An indication of the type of rights or claims such as placer or lode, exploration or
            exploitation, State or Federal, patented or unpatented, lease or concession.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

Company Website

49.   We note that you have utilized on your website and in some press releases terms to describe mineralization that are not permitted in filings with the Securities and Exchange Commission. If you continue to make such references, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission requires U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that it can economically and legally extract or produce. We use certain terms on this website (or press release) which the SEC guidelines generally prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosures in our Form 10-K which may be secured from us, or found on the SEC website at http://www.sec.gov/edgar.shtml.

Tell us where you have placed this cautionary language on your website in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief